Exhibit 6

Writer’s DID:	(65) 6361 9845
Writer’s Direct Fax:	(65) 6436 0877
Writer’s Email:	cleo@harryellas.cornsg

Your Ref:

Our Ref: 2007.790507MP/CT

4 April 2007

Private and Confidential

Securities Industry Council	BY EMAIL AND HAND ONLY
Monetary Authority of Singapore
10 Shenton Way
#25-00 MAS Building
Singapore 079117
Attention: Mr Richard Teng
Dear Sirs:
VOLUNTARY CONDITIONAL CASH OFFER (Offer) BY GOLDMAN SACHS
(SINGAPORE) FOR AND ON BEHALF OF SINGAPORE TECHNOLOGIES
SEMICONDUCTORS PTE LTD (Offeror) FOR THE OFFER SHARES, THE
CONVERTIBLE NOTES DUE 2008 AND THE CONVERTIBLE SUBORDINATED
NOTES DUE 2008 OF STATS CHIPPAC LTD (Company)
Our clients, Fore Research & Management, are the holders of US$43.6 million in face value of the Company’s 2.50% Convertible Subordinated Notes due 2008.
On behalf of our clients, we would like to bring to the attention of the Securities Industry Council (Council) that the Convertible Notes Offer (as defined below) falls short of the standard of the recommendations of the Singapore Code on Take-overs and Mergers (Code).
All capitalized terms used in this letter, unless otherwise defined herein, have the same meaning as used in the circular issued by the Company on 30 March 2007 (Circular).
Founding Partner
Harry Bias, Senior Counsel
Managing Partners
Tan Chee Meng, Senior Counsel
Lag Ibrahim
Partners
Pauline Lee
Philip Fong
Foo Slew Fong
Rahgavan Sochi
Michael Palmer
S Suresh
Tan Lee Cheng
Shashi Nathan
Melanie Ho
Jonathan Kok
Claudia Teo
Tan Chau Yee
Benjamin Leong
Koh Tien Hua
Adeline Chong
Zee Yeng Yun
Jenny Chang Man Phing
Josephine Choo
Mabel Lim
Lynette Chew
Kelvin Tan
Justin Chia
Andy Lam
Esther Lim
Arland Nalachandran
Consultants
K S Rajah. Senior Counsel
Doreen Lim
Subhas Anandan
Chee Mee Ding
(A complete list of all our lawyers and their qualifications can be found on our website.)
Commissioners for Oaths
Notaries Public
Trade Mark Agents
9 Raffles Place #12-01
Republic Plaza
Singapore 048619
Tel : (65) 65350650
Website: www.harryellas.com
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The contents of this letter are strictly confidential and may contain privileged information. This letter is intended for the sole use of the addressee. If you have received this in error, please contact us IMMEDIATELY. All reasonable expenses including postage and telephone charges will be borne by us.

4 April 2007

Background information
The Company, a service provider of semiconductor packaging design, bump, probe, assembly, test and distribution solutions was incorporated in Singapore on 31 October 1994. On 5 August 2004, ChipPAC Inc., a corporation organized under the laws of Delaware, became a wholly-owned subsidiary of the Company through the merger of a wholly-owned subsidiary of the Company with and into ChipPAC Inc.
As of 19 March 2007, the Company has an issued and paid-up share capital of S$2,890,561,121 comprising 2,016,862,942 Ordinary Shares. The Ordinary Shares are quoted on the Main Board of the Securities and Exchange Trading Limited (SGX-ST) and the ADSs are quoted on the Nasdaq Stock Market under the symbol “STTS”.
The Convertible Subordinated Notes due 2008 were originally issued by ChipPAC Inc. (ChipPac) under an Indenture dated 28 May 2003 (Indenture) between ChipPac and the U.S. Bank National Association, as trustee. ChipPac issued the Convertible Subordinated Notes due 2008 via private placements on 28 May 2003 and 5 June 2003.
The ADSs were issued by the Company under a deposit agreement between the Company and Citibank NA as the depositary. Each ADS represents ten Ordinary Shares which were deposited with the depositary under the terms of the said deposit agreement.
Terms of the Convertible Subordinated Notes due 2008
ChipPac has issued an aggregate principal amount of US$150,000,000 of the Convertible Subordinated Notes due 2008 in denominations of US$1,000 and integral multiples of US$1,000. The Convertible Subordinated Notes due 2008 bear an interest at an annual rate of 2.50%, payable semi-annually in arrears on 1 June and 1 December of each year, and will mature on 1 June 2008. The Convertible Subordinated Notes due 2008 are unconditionally guaranteed on a subordinated basis by the Company.
The Convertible Subordinated Notes due 2008 are convertible at the option of the Noteholder, at any time on or prior to maturity into the Company’s ADSs at a conversion price of US$9.267 per ADS, subject to adjustments in certain circumstances. The Convertible Subordinated Notes due 2008 also provide for Noteholders to require the Company to repurchase their notes upon a change in control of the Company. As stated in the Circular the Convertible Notes Offer does not trigger a change of control under the terms of the Indenture.

4 April 2007

As at the date of the Offer to Purchase, our clients are the holders of US$43.6 million in face value of the Convertible Subordinated Notes due 2008.
The Offer
On 1 March 2007, the Offeror announced its intention to:
a)	Make a voluntary conditional cash offer to acquire the Offer Shares (Share Offer);

b)	Make an appropriate offer to acquire the Convertible Notes (Convertible Notes Offer);

c)	Make an appropriate offer to acquire the Options (Options Proposal)
As of 9 March 2007, the Offeror held approximately 35.3% of the Ordinary Shares (including Ordinary Shares represented by ADSs).
With regard to the Share Offer, the offer price is S$1.75 for each Ordinary Share and S$17.50 for each ADS (each representing ten Ordinary Shares) in cash. The Offer to Purchase will be conditional upon, among other things, the Offeror receiving acceptances of such number of shares which, together with all other shares owned, acquired or agreed to be acquired by the Offeror, would represent more than 50% of the total outstanding shares of the Company following the close of the Offer to Purchase.
If the shares tendered in the Offer to Purchase result in the Offeror owning at least 90% of outstanding shares in the Company, the Offeror will offer a higher offer price of S$1.88 per Ordinary Share or S$18.80 per ADS to all shareholders who accept the offer, regardless of when their shares are tendered.
The Convertible Notes Offer is conditioned upon, amongst other things, the Share Offer becoming unconditional in all respects. With regard to the Convertible Notes Offer, the Offeror proposed to acquire all of the Convertible Notes due 2008 and Convertible Subordinated Notes due 2008 at the “see-through” price, which is the price Noteholders would receive had they converted their Convertible Notes into ADSs at the conversion prices specified in the terms of the Convertible Notes, and then tendered their Ordinary Shares for ADSs in the Share Offer.
The actual price of the Convertible Notes Offer will be calculated based on the whole number of Ordinary Shares or ADSs into which the aggregate amount of Convertible Subordinated Notes due 2008 tendered by a holder would be convertible. Noteholders will not receive payments for any fractional Ordinary Shares or ADSs.
The Offer is stated to expire at 3.30 p.m. Singapore time, 3,30 a.m. New York time on Friday, 13 April 2007, or such later date as may be announced by the Offeror.

4 April 2007

Subsequently, on 30 March 2007, pursuant to rule 24.1 of the Code, the Company despatched a circular (Circular) to its security holders in connection with the Offer. The Circular contains, inter alia, the opinion and advice of Morgan Stanley Dean Witter Asia (Singapore) Pte Ltd (Morgan Stanley) to the Company’s Independent Directors, the determinations and recommendations of the Independent Directors with respect to the Offer and Information for the consideration of the security holders.
The recommendations and reasons for the recommendation by the Independent Committee are set out below.
Purpose of our letter
On behalf of our clients, we would like to bring to the Council’s attention that the Circular in so far as the Convertible Notes Offer is concerned, falls short of certain recommendations of the Code and we seek the Council’s guidance and intervention in investigating the matters set out below and to take whatever appropriate action as the Council deems fit to address the concerns of our clients including requesting the Independent Committee to comply with the Code.
Substance of Independent Advice Made under Rule 7
Rule 7.1 of the Code states that the board of the offeree company must obtain competent independent advice on any offer and the substance of such advice must be made known to its shareholders. Note 3 of Rule 7.1 (Note 3) states that when directors are unable to give a firm recommendation, this must be drawn to the shareholders’ attention and an explanation given, including the arguments for acceptance or rejection, emphasizing the important factors.
Offer, as defined in the Code, includes take-over and mergers transactions, howsoever effected, and by definition we submit does not distinguish between offers made for shares and offers made for convertible instruments or otherwise.
Company recommends acceptance of the Share Offer
In its letter to the Company’s security holders dated 30 March 2007 (Letter) which forms part of the Circular, the Company’s Independent Committee of the Board of Directors (Independent Committee) has determined the Share Offer to be fair to the Shareholders (other than the Offeror, its related corporations and their respective nominees), and unanimously recommends that the Shareholders accept the Share Offer and tender their Offer Shares pursuant to the Share Offer.

4 April 2007

The reasons given by the Independent Committee for their recommendation to accept the Share Offer Include the following: -
—	the discussions with Morgan Stanley and the opinion of Morgan Stanley reflect that the consideration to be paid for the shares in the Share Offer is fair from a financial point of view;
—	the results of the financial analyses prepared by Morgan Stanley are mostly in support of acceptance of the Share Offer;
—	the Company’s announcement of their interest to consider alternatives to the Offer to Purchase did not result in the receipt of any proposal by a third party for an alternative to the Offer to Purchase; and
—	the financial and business information of the Company is mostly supportive of an acceptance of the Share Offer.
A full discussion of the reasons for the foregoing recommendation can be found at paragraph 5.5 of the Letter.
Neutral position by independent Committee on the Convertible Notes Offer
In contrast, with regard to the Convertible Notes Offer, the Independent Committee has instead decided to remain neutral, recommending that the Noteholders make their own decisions as to whether it would be in their best interests, in light of their individual circumstances, to accept the Convertible Notes Offer or to reject the Convertible Notes Offer and refrain from tendering their Convertible Notes pursuant to the Convertible Notes Offer.
The reasons given by the Independent Committee for their recommendation in respect of the Convertible Notes Offer, stated at paragraph 5.6 of the Letter are as follow: -
“The Independent Committee believes that the most desirable course of action for any particular Noteholder or Optionholder may be influenced by a variety of considerations, many of which may vary from holder to holder, may require the exercise of substantial substantive judgment, and/or may be dependent upon specific circumstances applicable to particular holders. Accordingly, the Independent Committee does not believe that it is practicable to make a blanket recommendation as to what course of action would best serve the interests of Noteholders and Optionholders in relation to the Convertible Notes Offer and Options Proposal, respectively.”
Application of Note 3 to the Company’s neutral position with respect to the Convertible Notes Offer

4 April 2007

With respect, given the term “offer” does not distinguish between offer for shares and offer for convertible instruments, it is clearly within the spirit of the Code that Note 3 similarly applies to the Convertible Notes Offer. In taking a neutral position the Independent Committee has not given a firm recommendation and under Note 3, the directors are required to spell out the arguments for the acceptance or rejection of the Convertible Notes Offer. Therefore we humbly submit that the Circular has failed to comply with Note 3 as it fails to make any meaningful recommendations to the Noteholders as it did not state the arguments for the acceptance or rejection of the Convertible Notes Offer.
In addition, the Independent Committee has explained the reason for adopting the neutral position is due to the “substantial subjective judgment” the respective stockholder may have and the circumstances they may be subject to. Where the Independent Committee is unable to give a firm recommendation, Note 3 requires the Independent Committee to provide an explanation, which includes the arguments for and against the offer. We submit that this is hardly an explanation as required under Note 3 as the shareholders of the Company were recommended to accept the Share Offer even though they are also subject to similar factors concerning the Noteholders, when considering whether to accept or reject the Share Offer.
It should also be noted that in the Letter, the Independent Committee states its belief that because the amounts payable to the Noteholders are to be calculated on a “see-through” basis, many of the factors stated in the explanation for their recommendation with respect to the Share Offer may also be relevant to the decisions of the Noteholders. However, the Independent Committee then acknowledges that the Convertible Subordinated Notes due 2008 have different economic and investment characteristics from the Offer Shares and therefore, the considerations relevant to the decisions of the Noteholders will differ from those of the Shareholders. Despite recognising that the Convertible Subordinated Notes due 2008 have separate and different characteristics from the Offer Shares, the Independent Committee nonetheless omitted to give a conclusion on the merits and demerits of the Convertible Notes Offer, separate from that pertaining to the Share Offer.
If, on the other hand, the Independent Committee takes the position that the reasons for their recommendation with respect to the Share Offer are equally pertinent to the Convertible Notes Offer, it is then questionable why the Independent Committee failed to give a similarly firm recommendation on the Convertible Notes Offer.
Since an offer has been made for the Convertible Notes as well, we believe that the Independent Committee has a duty to put to not only the Shareholders, but also the Noteholders, all the facts necessary for the formation of an informed judgment as to the merits and demerits of the Offer and that they have fallen short of this duty.

4 April 2007

Whilst the Independent Committee did attempt to identify some relevant factors to be considered by the Noteholders in evaluating their various alternatives (further details contained in the Letter), there was no real appraisal whatsoever of the advantages and disadvantages of accepting or rejecting the Convertible Notes Offer, There was neither reference to financial or commercial advantages and disadvantages to the Noteholders, nor impact on the business of the Company.
We would also like to point out to the Council’s attention that we did a search of take-over offers made in Singapore during the period between June 2006 and March 2007. Our research did throw up one offer to purchase shares and/or convertible bonds relating to the shares and convertible bonds,(offers) of Thakral Corporation Limited (Thakral offer) on 15 August 2006, which was not dissimilar to the Offer to Purchase. In that case, pursuant to Note 3, the independent directors of the Company, in addition to setting out their recommendation to the shareholders, also set out their recommendations to the bondholders. In particular the independent directors recommended that the long term shareholders and bondholders should reject the offers whilst the short term shareholders and bondholders should accept it.
In short we submit that the Independent Directors and the Circular, in so far as the Convertible Notes Offer is concerned, has not complied with the General Principles of the Code with specific reference to Note 3.
Appropriate offers to holders of convertible instruments under Rule 19
Rule 19 of the Code requires the offeror, in an instance where an offer is made for equity share capital, to make an appropriate offer or proposal to the holders of outstanding convertible instruments or stockholders.
As per Note 1(a) of Rule 19 (Note 1), the “see through” price is usually used to determine what an appropriate offer price constitutes for stockholders.
Although Note 1 acknowledged that the ‘see-through” price is usually used as a yardstick we submit that it is not the intention of the Code that it be the sole factor in an offer situation for convertible instruments. The Independent Committee is still under a duty to consider what is relevant In addition to considering the “see-through price.”
Under the terms of the Convertible Subordinated Notes due 2008, our clients are entitled to receive the interest on the Convertible Subordinated Notes due 2008 which accrues at the rate of 2.5% per annum and is payable semi-annually in arrears on 1 June and 1 December.
Our clients are also entitled to receive the principal (and premium, if any) on the Convertible Subordinated Notes due 2008 upon maturity on 1 June 2008.

4 April 2007

We submit that basing the Convertible Notes Offer simply on the “see-through price” does not constitute an appropriate offer under Rule 19 to the Noteholders in particular to our clients as it fails to account for the loss of one and a half years of accrued interest (3.75 bond points) and equity option premium embedded in the bond (estimated at 5 bond points).
We would like to draw the Council’s attention that the Noteholders are being discriminated against by the terms of the Offer, as the Shareholders will receive substantial economic benefits from accepting the Share Offer while holders of the Convertible Subordinated Notes due 2008 will face substantial economic losses if the terms of the Offer are not amended. This was evidenced by the market price reaction to the Offer. The Convertible Subordinated Notes due 2008, unlike the share price (which has increased in value on the announcement of the Offer), declined in value relative to the share price. Both the Independent Committee and the Advice Letters from Morgan Stanley have also acknowledged that the offer price and the higher offer price for the Convertible Notes are lower than what holders would receive had they held onto the Convertible Notes up to the maturity of the Convertible Notes because the conversion price is higher than the offer price and the higher offer prices.
Our clients estimate that their potential loss to be in the sum of approximately US$3.82 million.
We note that whilst the Independent Committee acknowledges that the Noteholders are subject to “substantial substantive judgment, and/or may be dependent upon specific circumstances applicable to particular holders,” they have not taken into account such factors and have simply adopted the “see-through price mechanism.” Therefore in light of the above, the Convertible Notes Offer is not an appropriate offer under Rule 19.
Financial aspects of the Convertible Notes Offer
We would like to request for the Council’s guidance on the Convertible Notes Offer in particular our clients have instructed that they are prepared to appoint a financial adviser to review the financial terms of the Convertible Notes Offer and to advise on the same, if Council so guides.
We hope the Council will consider our position favorably.
In the meantime, please do not hesitate to contact the undersigned if you require any clarification above.

4 April 2007

Yours faithfully

Michael Palmer/Claudia Teo
Harry Elias Partnership

Copies to:

Mr. Tang Yeng Yuen — SGX-ST (By email)
Mr. Tham Kah Locke — STATS ChipPAC Ltd (Fax No: 6720 7826)
Mr. Gary Pryke — Drew and Napier LLC (Fax No: 6535 4864)
Ms. Lena Chia Yue Joo — Singapore Technologies Semiconductors Pte Ltd (Fax No: 6828 6467)
Mr. Lucien Wong/ Tan Tze Gay — Allen and Gledhill (Fax No: 6302 3202)